UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Negotiation of Eletrobras Debts

Rio de Janeiro, April 30, 2018 – Petróleo Brasileiro S.A. – Petrobras, further to the Press Release disclosed today, reports that all contractual instruments relating to the agreement negotiated with Centrais Elétricas Brasileiras S.A. – Eletrobras and its controlled power distributors were signed on this date. The agreement is related to part of the debts arising from the supply of oil and natural gas for the generation of energy in the north of Brazil, in the approximate amount of R$17 billion. It should be noted that out of this amount, around R$12.2 billion are Petrobras credits and R$4.6 billion represent credits of its subsidiary Petrobras Distribuidora S.A. (BR).

The agreement contemplates the restructuring of guarantees in the Debt Acknowledgment Agreement (CCDs) concluded on 12/31/2014, whose updated value is R$10.7 billion and which will rely on a new structure of real guarantees, and on an increase in the surety provided by Eletrobras until the effective privatization of the distributors. Concomitantly, new CCDs were concluded in the value of R$6.1 billion relating to debts not contemplated by the CCDs signed in 2014, with guarantee provided by Eletrobras, of which R$4.5 billion in guarantees with a condition of effectiveness in the case of privatization, which must be paid off in 36 (thirty-six) monthly installments updated by market rates.

Eletrobras agreed to accept approximately R$11 billion of the total amount negotiated through Debt Assumption Instruments (IADs), which feature real guarantees offered by Eletrobras, conditional on the effective privatization of the distributors.

In addition to the CCDs and IADs mentioned above, an Amendment to the Purchase and Sale Contracts of Natural Gas and an Assignment of Rights and Obligations of the Amazonas Energia Contract to Amazonas Geração e Transmissão were also concluded.

Regarding the debt accrued by Amazonas Energia with Petrobras as a result of natural gas supply within the state of Amazonas, a portion not included in these negotiations, in the approximate amount of R$3 billion, remains in dispute in a collection suit.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer